Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

ARCHROCK, INC. SCOTIA HOWARD WEIL ENERGY CONFERENCE 2018 March 28, 2018 © 2018 Archrock, Inc. All rights reserved.

Cautionary Note to Investors Forward Looking Statements All statements in this presentation (and oral statements made regarding the subjects of this presentation) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors that could cause actual results to differ materially from such statements, many of which are outside the control of Archrock, Inc. (“Archrock” or “AROC”) and Archrock Partners, L.P. (“Archrock Partners” or “APLP”). Forward-looking information includes, but are not limited to: statements regarding the expected benefits of the proposed transaction to Archrock, Archrock Partners and their respective equity holders; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, leverage, dividends, and distributions of the combined company following the proposed transactions; the industry fundamentals, including the attractiveness of returns and valuation, stability of cash flows, demand dynamics and overall outlook, and Archrock’s ability to realize the benefits thereof; Archrock’s expectations regarding future economic and market conditions and trends; Archrock’s operational and financial strategies, including planned capital expenditures and growth activities, Archrock’s ability to successfully effect those strategies and the expected results therefrom; Archrock’s financial and operational outlook, and ability to fulfill that outlook; demand and growth opportunities for Archrock’s services; statements related to performance, profitability, structural and process improvement initiatives, the expected timing thereof, Archrock’s ability to successfully effect those initiatives and the expected results therefrom; the operational and financial synergies provided by Archrock’s and Archrock Partners’ size; and statements regarding Archrock, Inc.’s dividend policy and Archrock Partners’ distribution policy. While Archrock and Archrock Partners (together, the “Companies”) believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. The factors that could cause results to differ materially from those indicated by such forward-looking statements include, but are not limited to: the failure to realize the anticipated cost savings, synergies and other benefits of the proposed transaction; the possible diversion of management time on transaction-related issues; changes in customer, employee or supplier relationships; local, regional and national economic and financial market conditions and the impact they may have on the Companies and their respective customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; changes in economic conditions in key operating markets; the financial condition of the Companies’ customers; the failure of any customer to perform its contractual obligations; changes in safety, health, environmental and other regulations; the effectiveness of our control environment, including the identification of additional control deficiencies; the results of any reviews, investigations or other preceding by government authorities; the results of any shareholder actions relating to Archrock’s restatement of financial statements that may be filed; the potential additional costs related to Archrock’s restatement, cost sharing with Exterran Corporation and addressing any reviews, investigation or other proceedings by government authorities or shareholder actions; and with respect to Archrock, the performance of Archrock Partners. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Archrock’s Annual Report on Form 10-K for the year ended December 31, 2017, Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, and those set forth from time to time in Archrock’s and Archrock Partners’ filings with the Securities and Exchange Commission, which are currently available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed transaction, Archrock filed with the SEC a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners. INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus has been sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. No Offer or Solicitation This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 22, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security 2 holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. © 2018 Archrock, Inc. All rights reserved.

Investment Highlights

Archrock

Visible Long-Term Growth	• U.S. natural gas demand is forecast to increase to ~91.5 bcf/d by 2022 from ~78.4 bcf/d in 2017, an approximate 16% increase[1] • Business tied to long-term natural gas production
Relative Cash Flow Stability	• Fee-based contracts for "must-run" production and midstream infrastructure assets • Production leveraged business model generates steady demand for services and relatively stable cash flow • Cash flow generation provides capital to fund capital investments in an up cycle and stability in a down cycle
Largest Player with Benefit of Scale and Market Presence	• Largest fleet among outsourced compression services providers • Fleet is deployed across all major U.S. producing basins • Combined operating fleet of 3.3mm HP[2] with Archrock Partners
Access to Capital	• Expected lower cost of equity capital than previous MLP structure • Access to larger C-Corp investor base • Increased equity trading liquidity

[1] Data from Drilling Info, Fundamental Edge (January 2018).
[2] As of December 31, 2017.

3

© 2018 Archrock, Inc. All rights reserved.

Archrock Structure Legacy AROC Public Shareholders Legacy APLP Public Unitholders AROC Public Shareholders 100% 45% 55% PLP Public Unitholders 4 1 Simplified structure. Ownership percentages based on AROC shares and APLP units outstanding as of February 22, 2018. © 2018 Archrock, Inc. All rights reserved. $700 million of Senior Notes $700 million of Senior Notes 100% 100% GP 2% GP 100% IDR 41% LP A 57% Pro Forma Structure1 Current Structure1

Transaction Rationale • • • • Significant premium to recent APLP equity trading price Expected to be immediately accretive to AROC shareholders Attractive targeted dividend growth rate of 10-15% through 2020 Increased retained cash flow for investment into growth projects • Accelerates achieving target leverage of 3.5x to 4.0x Debt to EBITDA through additional retained cash flow Expected pro forma cash available for dividend coverage above 2.0x through 2020 • • • • Archrock expected to benefit from improved cost of and access to capital C-Corp structure expected to attract a broader universe of investors Increased public float of Archrock expected to increase trading liquidity • • • Cost savings estimated at $2mm – $3mm annually Single public entity with simplified governance Better positioned to participate in industry consolidation • • Tax basis step-up that is expected to provide a federal income cash tax deferral No cash federal income taxes expected through at least 2023 5 © 2018 Archrock, Inc. All rights reserved. No Cash Income Taxes Simplified C-Corp Structure Improved Cost of Capital Long-Term Financial Stability Compelling Deal Economics

What Does Compression Do? • Pipeline 1 Pressures based on an illustrative example from the Eagle Ford shale. 6 © 2018 Archrock, Inc. All rights reserved. Discharge Pressure1 1,200 PSI Outlet Sources •Gathering System •Processing Plant •Storage Facility •Reservoir Suction Pressure1 50 PSI Inlet Sources •Wellhead •Gathering System Increases pressure from suction to discharge

Where is Compression Used? Power Generation Storage Industrial Residential Exports - Pipelines LNG Chemical Feed-Stocks and Fuels Processing Wellhead Production Enhanced Oil Recovery Gas Lift 1Based on operating horsepower of Archrock and Archrock Partners combined U.S. compression fleet as of December 31, 2017. 7 © 2018 Archrock, Inc. All rights reserved. Crude Oil Natural Gas 23% of Fleet1 Gathering System 77% of Fleet1 Compression is an essential service utilized all along the production cycle to transport gas to the end user

Aftermarket Services Overview • Sales of field labor services concentrated around: Revenue stream from customers that choose to own compression - Scheduled Maintenance - Major Maintenance - Unscheduled Call-Outs Leverages existing infrastructure of contract compression business • Sales of natural gas engines, compressors and accessory parts needed for maintenance and repair of compression equipment Significant opportunity as newer compression in shale developments approaches major maintenance cycle • Services such as parts remanufacturing, valve repair and machining that is performed in Archrock shops across the U.S. Re-design of existing compression assets to meet new operating conditions • 8 © 2018 Archrock, Inc. All rights reserved. Shop Services / Revamps Parts Field Services AMS Highlights AMS Business Segments

Positioned for Growth • Proven operating track • Liquidity to support growth dividend and petrochemical project 9 © 2018 Archrock, Inc. All rights reserved. Financial Strength record • Sustainable distribution and • Cash flow stability Growing Natural Gas Production • Strong natural gas demand fundamentals to be met by growing U.S. production • Demand driven by increases in LNG, exports to Mexico, development Positioned for Growth • Committed to meeting the market’s growing demand for reliable contract compression • Increased growth capital budget • Successfully executed third party acquisitions Demand for Compression • Growing U.S. production requires additional compression • Generally shale development requires more compression than conventional wells Archrock is ready to meet increasing natural gas demand

U.S. Forecasted Production Growth Driven by Strong Demand Outlook

Archrock

Sources of Demand

U.S. LNG Exports[1]



Bcf/d
12
10
8
6
4
2
0
2017
2018
2019
2020
2021
2022
2023
2024
Cove Point LNG
Cheniere - Corpus Christi LNG
Sempra/Cameron LNG
Freeport LNG
Cheniere/Sabine Pass LNG

U.S. Natural Gas Demand Growth[2]



Us Gas Demand (Bcf/d)
90
88
86
84
82
80
78
76
74
72
70
78.4
1.8
1.5
2.5
0.8
0.8
5.7
91.5
2017
Res/Com
Industrial
Power Generation
Other (Fuel)
Mexican Exports
LNG Exports
2022

Forecasted Supply[3]



Gas (Billion Cubic Feet per Day)
110
105
100
95
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
-
Trillion Cubic Feet (Annual)
45
40
35
30
25
20
15
10
5
-
2017
2022
2027
2032
Shale Gas and tight oil plays
Alaska
Coalbed Methane
Other Onshore
Tight Gas
Other lower 48 offshore

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

1. *North America LNG Export Terminals approved by the Federal Energy Regulatory Commission and under construction as of January 24, 2018. Timing estimates based on management estimates and sponsor publications.*
2. *Data from Drilling Info, Fundamental Edge (January 2018).*
3. *Data from EIA Annual Energy Outlook 2018 (February 2018).*

10

© 2018 Archrock Partners, L.P. All rights reserved.

Growth Play Focused

Archrock

Archrock's geographic diversity provides stability and growth opportunities across the U.S.

Strong Presence in All Major Growing U.S. Producing Basins



MONTANA THRUST BELT
WILLISTON
BIGHORN
POWDER RIVER
GREATER GREEN RIVER
DENVER
UINTA-PICEANCE
FOREST CITY
MICHIGAN
APPALACHIAN
MARCELLUS/UTICA
ILLINOIS
SAN JOAQUIN
SANTA MARIA
PARADOX
NORTH PARK
RATON
CHEROKEE PLATFORM
VENTURA
LOS ANGELES
SAN JUAN
ANADARKO
BLACK WARRIOR
ARKOMA
ARDMORE
VALLEY AND RIDGE
PALO DURO
PERMIAN
MARIETTA
TX-LA-MS SALT
FORT WORTH
MARFA
EAGLE FORD
WESTERN GULF
Map layers
Shale Plays
Basins
Unit Locations
©2015 CALIFER

Permian

- Expected growth of 8 bcf/d[1]
- Associated gas production growth
- Low break-even economics
- Competitive market
- Demand for centralized gas lift

Eagle Ford

- Expected growth of 1 bcf/d[1]
- Associated gas production growth
- Demand for centralized gas lift
- Outsourced compression leader

Marcellus / Utica

- Expected growth of 11 bcf/d[1]
- Large dry gas resource base
- Pipeline build-out will lead to de-bottlenecking

MidCon

- Expected growth of 4 bcf/d[1]
- SCOOP/STACK development
- Associated gas production growth

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

Note: Excludes offshore units in the Gulf of Mexico

[1] Source: Drilling Info, Fundamental Edge (January 2018); growth in natural gas production per day from 2016 to 2022.

© 2018 Archrock, Inc. All rights reserved.

11

Large Horsepower Growth Drivers

Archrock

U.S. natural gas production growth increasing demand for Archrock's services

Associated Gas Development
Associated gas production from shale is generally at a lower initial pressure than dry gas wells and requires more compression


Hyperbolic Decline
Exponential Tail Decline

Pad Drilling
Pad drilling brings multiple laterals to a single wellsite and increases flow at the wellsite



Efficiency
Large HP is more cost effective than a series of small horsepower units



Drilling Predictability
High probability drilling programs allow for efficient surface infrastructure planning





Increasing Lateral Lengths
Longer lateral lengths increases flow to the wellhead



Growth in Contract Compression

Growing Gas Production | **Demand for Compression** | Financial Strength | Positioned for Growth

12

© 2018 Archrock, Inc. All rights reserved.

Leader in U.S. Contract Compression Services

Archrock

The combination of Archrock and Archrock Partners will be the largest outsourced compression provider in the U.S.

U.S. Outsourced Compression Competitors[1]



Operating HP (000s)
3,600
3,000
2,400
1,800
1,200
600
0
3,253
297
2,956
Operating HP at Archrock
Operating HP at Archrock PARTNERS
2,948
900
775
500
440
184
Archrock
USA Compression/CDM
CSI Compressco
J-W Operating
Kodiak
Axip
Natural Gas Services
Other

Archrock Highlights

- We are proud of the quality of our service, delivering an average availability of over 99%
- Archrock is the leading contract compression services operator in the U.S.
- Archrock's business size and scale provide significant operational and financial synergies

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

13

[1] As of 12/31/17; USAC/CDM as disclosed on January 16, 2018. SEC filings and management estimates.

© 2018 Archrock, Inc. All rights reserved.

Modern Fleet Meeting Customer Demand Offshore 4% Other 3% 0-499 HP 855k HP 22% Conventional 28% 500-999 HP 416k HP Non-entional 65% 11% Other 6% 1,000 HP & Greater 2,576k HP 67% Gas Lift 23% Gathering 58% Wellhead 13% 14 1 Archrock consolidated fleet as of December 31, 2017. Horsepower reported as original equipment manufacturer (OEM) horsepower. 2 As of December 31, 2017. © 2018 Archrock, Inc. All rights reserved. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth HP by Application 1 Consolidated Available Fleet by HP Range1 HP by Play Type 2 Archrock has the largest fleet of large HP in the industry

Recent Performance Highlights

Archrock

Fourth Quarter 2017

- Increase of approximately 49,000 operating horsepower from Q3-17
- Contract operations revenue up ~$3 million or 2%, sequentially
- Contract operations gross margin percentage[1] of 59%
- Aftermarket services revenue up ~$8 million or 19%, sequentially

Full Year 2017

- Increase of approximately 138,000 operating horsepower from year-end 2016
- Contract operations revenue down only ~6% compared to 2016, primarily due to horsepower returns and pricing pressure experienced in 2016 and the first half of 2017
- Aftermarket services revenue up 15% from full year 2016
- Robust 2017 contract operations bookings set up business for growth in 2018

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

[1] See Addendum I regarding non-GAAP measures for information on gross margin, gross margin percentage, cash available for dividend coverage, and Archrock Partners distributable cash flow and distributable cash flow coverage.

15

© 2018 Archrock, Inc. All rights reserved.

Financial Differentiation

Archrock

Attractive C-Corp Structure	• Post merger Archrock will be the only pure-play C-corp outsourced compression services provider • C-Corp structure expected to benefit from greater trading liquidity and lower cost of capital
Dividend and Distribution	• Strong coverage and sustainable dividend and distribution levels • All Archrock dividends and Archrock Partners distributions are paid in cash
Cost of Capital	• Long-term capital structure with senior notes and attractive cost of debt • Archrock Partners has the highest distribution coverage and lowest current equity yield among publicly-traded competitors[1]
Liquidity	• Greatest liquidity among publicly-traded competitors[1] • Adequate covenant capacity and focus on reducing leverage over time

Growing Gas Production › Demand for Compression › **Financial Strength** › Positioned for Growth

[1] *Publicly-traded competitors include USA Compression Partners, L.P. and CSI Compressco, L.P.*

16

© 2018 Archrock, Inc. All rights reserved.

Stability of Business Model

Fee-based compression services provide relatively stable cash flow

Compression Services Revenue and Oil & Gas Prices[1,2,3]



$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Revenue ($millions)
200%
150%
100%
50%
0%
-50%
-100%
Indexed to 12/31/08
2009
2010
2011
2012
2013
2014
2015
2016
2017
Contract Operations
Aftermarket Services
Henry Hub
WTI

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

Note: Historical data should not be relied upon as being indicative of future results.

[1] Henry Hub indexed to $5.63 per million BTU at December 31, 2008; WTI indexed to $44.60 per barrel at December 31, 2008. Prices presented through December 31, 2017.

[2] Data represents combined Archrock and Archrock Partners compression services revenue for the periods presented.

[3] In December 2013, Archrock abandoned its contract water treatment business. All periods exclude results from Archrock's contract water treatment business.

17

© 2018 Archrock, Inc. All rights reserved.

Archrock Partners Profitability Trend

Archrock

Archrock Partners gross margin per horsepower benefitted from profit improvement initiatives and fleet high grading including the MidCon acquisitions

Archrock Partners Gross Margin per Horsepower per Month[1,2]



$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.61
$7.40
$8.10
$7.93
$8.43
$9.00
$8.78
$9.75
$9.92
$11.13
$9.67
$9.84
$9.97
$10.57
$10.58
$10.94
$10.89
$10.85
$10.62
$10.65
$10.53
$10.75
$10.25
$9.95
$9.44
$9.88
$8.95
$9.68
1Q-11
2Q-11
3Q-11
4Q-11
1Q-12
2Q-12
3Q-12
4Q-12
1Q-13
2Q-13 2
3Q-13
4Q-13
1Q-14
2Q-14
3Q-14
4Q-14
1Q-15
2Q-15
3Q-15
4Q-15
1Q-16
2Q-16
3Q-16
4Q-16
1Q-17
2Q-17
3Q-17
4Q-17
Contribution from operation of two processing plants
Contribution from Sale of Two Processing Plants

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

Note: Historical data should not be relied upon as being indicative of future results.

[1] See Addendum I regarding non-GAAP measures for information on Archrock Partners gross margin and gross margin per horsepower.

[2] A customer's exercise of purchase options on two natural gas processing plants increased gross margin per average operating horsepower per month by $0.97 in the second quarter 2013.

18

© 2018 Archrock, Inc. All rights reserved.

Proven Track Record

Archrock

Our financial results have benefitted from growth and performance improvement initiatives

Archrock Gross Margin[1]



$ 600
$ 500
$ 400
$ 300
$ 200
$ 100
$ 0
($ in millions)
$ 305
$ 28
$ 277
$ 356
$ 45
$ 311
$ 391
$ 46
$ 345
$ 455
$ 42
$ 413
$ 503
$ 41
$ 462
$427
$ 26
$ 401
$376
$ 28
$ 348
2011
2012
2013
2014
2015
2016
2017
Contract Operations
Aftermarket Services

Archrock Partners EBITDA, as adjusted[2]



$ 350
$ 300
$ 250
$ 200
$ 150
$ 100
$ 50
$ 0
($ millions)
$140
$ 32
$107
$181
$ 25
$156
$239
$ 25
$214
$280
$ 14
$266
$315
$315
$278
$278
$252
$252
2011
2012
2013
2014
2015
2016
2017
Cost Caps provided by AROC
EBITDA, as adjusted (without the benefit of cost caps)

Growing Gas Production | Demand for Compression | **Financial Strength** | Positioned for Growth

Note: LTM data should not be relied upon as being indicative of full year results.

[1] See Addendum I regarding non-GAAP measures for information on gross margin. Archrock historical gross margin was derived from the reported Exterran Holdings segment gross margin of North America Contract Operations and Aftermarket Services less International Aftermarket Services gross margin.

[2] See Addendum I for information on Archrock Partners EBITDA, as adjusted.

19

© 2018 Archrock, Inc. All rights reserved.

Proven Profitability of AMS Business

Archrock



AMS Gross Margin[1]
($ in millions)
$ 50
$ 40
$ 30
$ 20
$ 10
$ 0
$ 28
$ 45
$ 46
$ 42
$ 41
$ 26
$ 28
2011
2012
2013
2014
2015
2016
2017



AMS Gross Margin Percentage[1]
25%
20%
15%
10%
5%
0%
13%
18%
20%
18%
19%
17%
15%
2011
2012
2013
2014
2015
2016
2017

Growing Gas Production | Demand for Compression | **Financial Strength** | Positioned for Growth

Note: Historical data should not be relied upon as being indicative of future results.

[1] See Addendum I regarding non-GAAP measures for information on gross margin and gross margin percentage.

© 2018 Archrock, Inc. All rights reserved.

20

Dividend and Distribution Coverage APLP Distributable Cash Flow Coverage1,2,3,4,5 Q4-15 Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Dividend Coverage Ratio Note: Historical data should not be relied upon as being indicative of future results. 1 See Addendum I regarding non-GAAP measures for information on Archrock cash available for dividend coverage and Archrock Partners distributable cash flow coverage. 2 Dividend and distribution levels with respect to future quarters have not been declared and will be determined by the companies’ respective boards of directors. 3 Q1-14 pro forma for acquisition of compression assets from MidCon Compression LLC closed April 10, 2014. 4 Archrock Partners cash distribution of $0.285 per limited partner unit for the first-quarter, second-quarter, third-quarter and fourth-quarter of 2016 is approximately 50 percent lower than the fourth-quarter 21 2015 distribution. 5 Q2-17 excludes distribution paid on the sale of 4,600,000 common units priced on August 3, 2017. © 2018 Archrock, Inc. All rights reserved. 6 Archrock increased its dividend per quarter to $0.120 per share from $0.095 per share beginning with the Q3-16 dividend payment. Growing Gas ProductionDemand for CompressionFinancial StrengthPositioned for Growth AROC Cash Available for Dividend Coverage 1,2,6 2.50x 2.00x 1.50x 1.00x 0.50x 0.00x 1.14x 2.63x 1.96x 2.04x 1.36x 1.35x 1.36x 0.98x 0.88x

Enhanced Credit Profile

Archrock

Archrock has ample access to capital to execute its growth strategy

Highlights

- No near-term maturities
- Committed to maintaining leverage and liquidity metrics through the cycle
- APLP covenant allows for 5.95x leverage through 2017 and 5.75x throughout 2018

Liquidity Profile ($ in millions)

Archrock Partners Liquidity[1]	
Revolving credit facility capacity	$1,100.0
Revolving credit facility unavailable due to covenant constraints	($297.3)
Borrowings under facility	($674.3)
Liquidity at Archrock Partners Standalone	**$128.4**
Archrock Standalone Liquidity[2]	
Revolving credit facility capacity	$350.0
Borrowings under facility and letters of credit	($71.4)
Revolving credit facility unavailable due to covenant constraints	($77.9)
Liquidity at Archrock Standalone	**$200.7**
Total Liquidity of Archrock Companies	**$329.1**

Debt Maturity Profile



$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
($ in millions)
$426
$674
$350
$350
$279
$71
2017
2018
2019
2020
2021
2022
2023
AROC RCF[3]
APLP RCF
APLP Notes

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

[1] As of December 31, 2017, Archrock Partners had undrawn capacity of $425.7 million under its revolving credit facility. The Archrock Partners credit agreement limits the Total Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 5.95 to 1.0 and the Senior Secured Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 3.50 to 1.00. As a result of this limitation, $297.3 million of undrawn capacity under our revolving credit facility was unavailable for additional borrowings as of December 31, 2017.

[2] As of December 31, 2017, Archrock had undrawn capacity of $278.6 million under its revolving credit facility. The Archrock credit agreement limits the Total Debt (as defined in the credit agreement) to EBITDA ratio (as defined in the credit agreement) to not greater than 4.25 to 1.00. As a result of this limitation, $77.9 million of the $278.6 million of undrawn capacity under Archrock's revolving credit facility was unavailable to Archrock for additional borrowings as of December 31, 2017.

[3] Archrock Partners' $1.1 billion asset-based credit facility will mature the earlier of (i) March 30, 2022 or (ii) December 2, 2020 if any portion of Archrock Partners Senior Notes due April 2021 are outstanding on such date. Graph assumes Senior Notes due 2021 are refinanced prior to December 2, 2020.

22

© 2018 Archrock, Inc. All rights reserved.

Growth Highlights and Strategies

Archrock

2018 Outlook

- Record backlog of new orders for contract operations entering 2018
- Implemented price increase on eligible portion of installed base of operating horsepower in Q1 2018
- 2018 growth capital budget of $200 to $220 million
  - Continued investment in high demand large horsepower units

Long-term Growth Strategies with Demonstrated Execution

Organic Growth and Operational Enhancements	▪ Strategy to leverage our market position, service capability, existing fleet and capital strength ▪ Secular growth drivers expected to increase natural gas production and compression demand ▪ ~1.5 million HP of units added to combined fleet in last ~5 years[1] ▪ Continued focus on improving field operations, operating costs, and competitiveness and profitability of fleet
Third Party Acquisitions	▪ Demonstrated ability to source and execute deals such as MidCon acquisitions ▪ Opportunity to source from customers and competitors ▪ Lower cost of capital to provide execution advantages

Growing Gas Production > Demand for Compression > Financial Strength > Positioned for Growth

23

[1] *Five years ended December 31, 2017; includes units added through third party acquisitions.*

© 2018 Archrock, Inc. All rights reserved.

Investment Highlights

Archrock


Relative Stability
Available Liquidity
Largest Fleet Deployed to Major Basins
Archrock
Archrock PARTNERS
Optimized Structure for Growth
Long-term Growth Opportunities
Full Cycle Outsourced Provider

Growing Gas Production | Demand for Compression | Financial Strength | Positioned for Growth

© 2018 Archrock, Inc. All rights reserved.
24

Appendix 25 © 2016 Archrock, Inc. All rights reserved.

Merger Terms & Update Merger Terms • Archrock has executed a definitive merger agreement to acquire all of the outstanding common units of Archrock Partners not already owned by AROC • APLP common unitholders will receive 1.40 AROC shares for each outstanding APLP common unit – – – – 100% of consideration to APLP common unitholders in the form of AROC shares APLP’s incentive distribution rights will be eliminated APLP Senior Notes to remain outstanding Taxable transaction to APLP common unitholders1 with tax basis step-up to AROC Timing Update • Transaction on target to close in Q2 2018, subject to customary closing conditions – – – Record date established on March 14, 2018 S-4 declared effective by SEC on March 21, 2018 Archrock has received early termination under the Hart-Scott-Rodino Act • AROC shareholder and APLP unitholder votes scheduled for April 25, 2018 26 1The tax consequences to a particular APLP common unitholder will depend on such unitholder’s tax basis in its common units and other tax attributes. © 2018 Archrock, Inc. All rights reserved. Terms and Timing Update

Compression Applications & Customers

Archrock

Services Provided					
	Average HP / Unit[1,2]	Units[2]	Overview	Customer Types	Archrock Focus
Wellhead	378	1,075	• Compression located at the well site • Often smaller units that are compressing a single well	• Upstream E&P	✓
Gathering	961	1,971	• Transports gas from multiple wells to a compressor or compressor station • Often larger units compared to wellhead	• Upstream E&P • Midstream G&P	✓
Gas Lift	343	2,179	• Use of gas to artificially lift oil or fluids from a well • Unit size can vary based on the volume and number of wells being lifted	• Upstream E&P	✓
Other	635	325	• Includes plant compression, flash gas, residue plant compression, CO_2 injection and storage	• Various	• More limited opportunities

[1] Horsepower reported as original equipment manufacturer (OEM) horsepower and unit data as of December 31, 2017.
[2] Data represents Archrock and Archrock Partners combined operated U.S. compression fleet as of December 31, 2017.

© 2018 Archrock, Inc. All rights reserved.

27

Addendum I: Non-GAAP Financial Measures 28 © 2016 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin): Gross margin, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization). Gross margin percentage is defined as gross margin divided by revenue. Cash available for dividend, a non-GAAP measure, is defined as distributions received by us from Archrock Partners, L.P., plus our deconsolidated gross margin, less the following deconsolidated items: maintenance and other capital expenditures, cash SG&A expense excluding corp orate office relocation costs, cash interest expense associated with our debt, cash tax, (gain) loss on sale of property, plant and equipment, and expensed acquisition and merger related costs. Cash available for dividend coverage is defined as cash available for dividend divided by total dividends. Archrock Partners, L.P. (Exterran Partners, L.P. pre-spin): EBITDA, as adjusted, a non-GAAP measure, is defined as net income (loss) (a) excluding income taxes, interest expense, depreciation and amortization, long-lived asset impairment, restructuring charges, expensed acquisition costs, debt extinguishment costs, non-cash SG&A costs and other items (b) plus the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the omnibus agreement to which Archrock and Archrock Partners are parties (the “Omnibus Agreement”), which amounts are treated as capital contributions from Archrock for accounting purposes. Under the Omnibus Agreement, the caps on cost of sales and SG&A costs terminated effective January 1, 2015. EBITDA, as adjusted (without the benefit of the cost caps) is defined as EBITDA, as adjusted, less the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the Omnibus Agreement. Distributable cash flow, a non-GAAP measure, is defined as net income (loss) (a) plus depreciation and amortization, long-lived asset impairment, restructuring charges, expensed acquisition costs, non-cash SG&A costs, debt extinguishment costs, and interest expense and any amounts reimbursed to Archrock Partners by Archrock as a result of the caps on cost of sales and SG&A costs provided in the Omnibus Agreement, which amounts are treated as capital contributions from Archrock for accounting purposes, (b) less cash interest expense (excluding amortization of deferred financing fees, amortization of d ebt discount and non-cash transactions related to interest rate swaps) and maintenance capital expenditures, and (c) excluding gains or losses on asset sales and other items. Under the Omnibus Agreement, the caps on cost of sales and SG&A costs terminated effective January 1, 2015. Distributable cash flow (without the benefit of cost caps) is defined as distributable cash flow less the amounts reimbursed to Archrock Partners by Archrock as a result of caps on cost of sales and SG&A costs provided in the Omnibus Agreement. Gross margin, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization). Gross margin percentage is defined as gross margin divided by revenue. 29 © 2018 Archrock, Inc. All rights reserved. Addendum I-A

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) Q4-15 Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 ($ in millions) Revenues Contract Operations Aftermarket Services Total $189.0 52.4 $241.3 $176.2 37.1 $213.3 $163.0 41.2 $204.1 $156.6 39.3 $195.8 $152.0 41.8 $193.8 $150.0 39.9 $189.9 $151.1 46.9 $198.0 $153.5 $44.3 $197.9 $156.3 $52.6 $208.9 Expenses Contract Operations Aftermarket Services Total $77.6 43.6 $121.2 $68.2 30.4 $98.5 $58.9 34.4 $93.2 $59.8 32.8 $92.5 $60.2 35.4 $95.6 $64.1 33.7 $97.8 $62.2 39.6 $101.9 $72.0 $38.5 $110.4 $64.7 $44.1 $108.8 Gross Margin1 Contract Operations Aftermarket Services Total $111.4 8.7 $120.1 $108.1 6.7 $114.8 $104.1 6.8 $110.9 $96.8 6.5 $103.3 $91.8 6.3 $98.1 $85.9 6.2 $92.1 $88.9 7.3 $96.1 $81.6 5.8 $87.4 $91.6 8.5 $100.1 Gross Margin Percentage1 Contract Operations Aftermarket Services Total 59% 17% 50% 61% 18% 54% 64% 17% 54% 62% 17% 53% 60% 15% 51% 57% 15% 48% 59% 15% 49% 53% 13% 44% 59% 16% 48% 30 1 See Addendum I-A for more information on gross margin and gross margin percentage and addendum I-D for a reconciliation to net income (loss). Addendum I-B © 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) ($ millions) 2011 2012 2013 2014 2015 2016 2017 Revenues Contract Operations Aftermarket Services Total $570.8 209.1 $779.9 $596.0 240.8 $836.8 $627.8 234.9 $862.7 $729.1 230.1 $959.2 $781.2 216.9 $998.1 $647.8 159.2 $807.1 $610.9 183.7 $794.7 Expenses Contract Operations Aftermarket Services Total $293.8 181.5 $475.3 $284.7 196.3 $481.0 $282.5 188.5 $471.0 $316.1 188.3 $504.4 $319.4 175.6 $495.0 $247.0 132.9 $379.9 $263.0 $155.9 $418.9 Gross Margin1 Contract Operations Aftermarket Services Total $277.0 27.6 $304.6 $311.3 44.5 $355.8 $345.4 46.4 $391.8 $413.0 41.8 $454.8 $461.8 41.3 $503.1 $400.8 26.4 $427.2 $347.9 27.8 $375.7 Gross Margin Percentage 1 Contract Operations Aftermarket Services Total 49% 13% 39% 52% 18% 43% 55% 20% 45% 57% 18% 47% 59% 19% 50% 62% 17% 53% 57% 15% 47% 1 See Addendum I-A for more information on gross margin and gross margin percentage and addendum I-E for a reconciliation to net income (loss). 31 . © 2018 Archrock, Inc. All rights reserved. Addendum I-C

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) Q4-15 $ (142.8) 35.4 56.5 87.4 - 3.3 3.7 24.8 9.2 (1.2) 53.1 (9.1) Q1-16 (6.7) 34.7 53.9 9.9 - 8.1 - 20.3 - (2.0) (3.3) - Q2-16 (2.4) 27.6 51.9 13.8 0.4 3.0 - 21.2 - (0.2) (4.5) 0.0 Q3-16 (10.1) 25.4 52.1 16.7 0.4 4.7 - 21.4 - (2.5) (4.9) 0.0 Q4-16 Q1-17 (14.0) 27.6 47.8 8.2 0.8 0.5 - 21.4 0.3 (0.8) 0.3 - Q2-17 (4.0) 25.1 47.2 5.5 1.9 0.4 - 22.5 - (1.0) (1.6) - Q3-17 (12.7) 29.1 47.5 7.1 0.6 0.4 - 22.9 - (2.7) (4.8) 0.1 Q4-17 49.1 29.7 46.1 8.3 1.1 0.1 - 21.9 - (1.2) (55.0) - ($ millions) Net i ncome (l oss) Selling, general and administrative Depreciation and amortization Long-lived asset impairment Restatement charges Restructuring and other charges Goodwill impairment Interest expense Debt extinguishment costs Other income, net Provision for (benefit from) income taxes (Income) loss from discontinued operations, net of tax Gross margi n (1) $ $ $ $ (46.1) 26.7 51.1 47.1 12.6 1.1 - 21.1 - (4.0) (11.9) 0.4 $ $ $ $ $ 120.1 $ 114.8 $ 110.9 $ 103.3 $ 98.1 $ 92.1 $ 96.1 $ 87.4 $ 100.1 1 See Addendum I-A for more information on gross margin. 32 © 2018 Archrock, Inc. All rights reserved. Addendum I-D

Non-GAAP Financial Measures Archrock, Inc. (Exterran Holdings, Inc. pre-spin) 2011 2012 2013 2014 2015 2016 2017 ($ millions) Net income (loss) Selling, general and administrative Depreciation and amortization Long-lived asset impairment Restatement and other charges Restructuring and other charges Goodwill impairment Interest expense Debt extinguishment costs Other (income) expense, net Provision for (benefit from) income taxes (Income) loss from discontinued operations, net of tax Gross margin1 ($355.3) 107.1 178.5 5.7 - 4.5 32.0 145.1 - (5.3) (50.4) ($37.7) 127.9 181.7 131.4 - 2.6 - 129.1 - (5.1) (77.0) $126.6 118.9 187.5 16.7 - - - 112.2 - (22.5) (17.8) $88.7 132.7 212.3 42.8 - 5.4 - 112.3 - (5.5) (28.1) ($125.7) 131.9 229.1 125.0 - 4.7 3.7 107.7 9.2 (2.1) 53.2 ($65.2) 114.5 209.0 87.4 13.5 16.9 - 83.9 - (8.6) (24.6) $18.4 111.5 188.6 29.1 4.4 1.4 - 88.8 0.3 (5.6) (61.1) 242.6 (97.0) (129.7) (105.8) (33.7) 0.4 0.1 $304.5 $355.8 $391.8 $454.8 $503.1 $427.2 $375.7 1 See Addendum I-A for more information on gross margin. 33 © 2018 Archrock, Inc. All rights reserved. Addendum I-E

Non-GAAP Financial Measures

Archrock, Inc.

Archrock

($ in thousands, except per share amounts and ratios)	4Q 2015	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017
Reconciliation of Archrock, Inc. Net Loss from Continuing Operations to Cash Available for Dividend									
Net loss	(151,937)	(6,726)	(2,358)	(10,054)	(46,079)	(14,013)	(4,036)	(12,683)	49,142
Less: Loss from discontinued operations, net of tax	-	-	-	(16)	(384)	-	-	(54)	-
Net loss from continuing operations	(151,937)	(6,726)	(2,358)	(10,038)	(45,695)	(14,013)	(4,036)	(12,629)	49,142
Less: Archrock Partners net income (loss), excluding goodwill impairment	(10,178)	520	3,311	(567)	(14,021)	(4,316)	5,275	(4,013)	2,633
Deconsolidated net loss from continuing operations	(141,759)	(7,246)	(5,669)	(9,471)	(31,674)	(9,697)	(9,311)	(8,616)	46,509
Declared LP distributions to Archrock, Inc.	13,501	6,721	6,721	6,721	8,283	8,283	8,283	8,283	8,283
Declared GP and IDR distributions to Archrock, Inc.	5,445	346	346	346	378	379	379	405	405
Goodwill impairment	3,738	-	-	-	-	-	-	-	-
Debt extinguishment costs	9,201	-	-	-	-	-	-	-	-
Deconsolidated items:									
Restatement charges	-	-	434	426	12,610	801	1,920	566	1,083
Restructuring and other charges	3,263	3,926	1,796	2,743	1,127	457	366	422	141
Depreciation and amortization	16,556	14,690	13,269	13,981	13,305	10,887	10,973	11,676	11,179
Provision for (benefit from) income taxes	52,758	(3,428)	(4,687)	(5,066)	(12,835)	(979)	(2,540)	(5,503)	(55,443)
Cash tax (payment) refund	10	(1)	3,805	-	115	423	2	130	(1)
Maintenance and other capital expenditures	(11,612)	(5,402)	(6,385)	(486)	(2,716)	(1,374)	(6,358)	(5,151)	(6,102)
Long-lived asset impairment	60,869	3,545	5,525	8,804	23,303	2,035	2,427	1,737	3,837
Non-cash selling, general and administrative expense	3,123	3,089	1,634	1,580	1,463	1,633	1,885	1,846	2,035
Non-cash interest expense	1,094	276	747	512	486	481	473	258	254
(Gain) loss on sale of property, plant and equipment	(351)	(496)	317	(1,267)	(968)	(905)	(125)	96	(479)
Corporate office relocation costs	-	-	-	-	-	-	-	1,318	-
Expensed acquisition and merger related costs	-	-	-	-	-	-	-	-	275
Other income, net	(929)	(2,827)	(253)	(1,580)	(1,336)	(906)	(29)	77	(401)
Cash Available for Dividend [1]	**14,907**	**13,193**	**17,600**	**17,243**	**11,541**	**11,518**	**8,345**	**7,544**	**11,575**
Dividend declared for the period per share	$0.1875	$0.0950	$0.0950	$0.1200	$0.1200	$0.1200	$0.1200	$0.1200	$0.1200
Dividend declared for the period to all shareholders	13,052	6,739	6,699	8,459	8,495	8,534	8,519	8,536	8,519
Cash available for dividend coverage [2]	1.14x	1.96x	2.63x	2.04x	1.36x	1.35x	0.98x	0.88x	1.36x
Archrock, Inc. Cash Available for Dividend									
Declared LP distributions to Archrock, Inc.	13,501	6721	6,721	6,721	8,283	8,283	8,283	8,283	8,283
Declared GP and IDR distributions to Archrock Inc.	5,445	346	346	346	378	379	379	405	405
Total distributions received	**18,946**	**7,067**	**7,067**	**7,067**	**8,661**	**8,662**	**8,662**	**8,688**	**8,688**
Deconsolidated items:									
Contract operations gross margin [1]	13,466	14,496	13,365	12,199	7,779	4,869	4,611	3,966	6,322
Aftermarket services gross margin [1]	8,769	6,694	6,819	6,500	6,349	6,169	7,259	5,843	8,546
Selling, general and administrative	(12,406)	(10,972)	(7,905)	(7,531)	(8,345)	(7,242)	(6,859)	(8,397)	(6,950)
Non-cash selling, general and administrative	3,123	3,089	1,634	1,580	1,463	1,633	1,885	1,846	2,035
Maintenance and other capital expenditures	(11,612)	(5,402)	(6,385)	(486)	(2,716)	(1,374)	(6,358)	(5,151)	(6,102)
Cash interest expense	(5,038)	(1,282)	(1,117)	(819)	(797)	(717)	(732)	(795)	(759)
(Gain) loss on sale of property, plant and equipment	(351)	(496)	317	(1,267)	(968)	(905)	(125)	96	(479)
Corporate office relocation costs	-	-	-	-	-	-	-	1,318	-
Expensed acquisition and merger related costs	-	-	-	-	-	-	-	-	275
Cash tax (payment) refund	10	(1)	3,805	-	115	423	2	130	(1)
Cash Available for Dividend [1]	**14,907**	**13,193**	**17,600**	**17,243**	**11,541**	**11,518**	**8,345**	**7,544**	**11,575**
Dividend declared for the period per share	$0.1875	$0.0950	$0.0950	$0.1200	$0.1200	$0.1200	$0.1200	$0.1200	$0.1200
Dividend declared for the period to all shareholders	13,052	6,739	6,699	8,459	8,495	8,534	8,519	8,536	8,519
Cash available for dividend coverage [2]	1.14x	1.96x	2.63x	2.04x	1.36x	1.35x	0.98x	0.88x	1.36x

[1] *See Addendum I-A for information on gross margin and cash available for dividend.*

[2] *Defined as cash available for dividend for the period divided by dividend declared for the period to all shareholders.*

34

Addendum I-F

© 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures

Archrock Partners, L.P.

Archrock

($ in thousands)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Net income (loss)	$ 19,401	$ 29,847	$ 14,784	$ (23,333)	$ 6,053	$ 10,509	$ 64,023	$ 61,719	$ (84,025)	$ (10,757)	$ (421)
Depreciation and amortization	16,570	27,053	36,452	52,518	67,930	88,298	103,711	128,196	155,786	153,741	143,848
Long-lived asset impairment	-	-	3,151	24,976	1,060	29,560	5,350	12,810	38,987	46,258	19,106
Restructuring charges	-	-	-	-	-	-	-	702	-	7,309	-
Goodwill impairment	-	-	-	-	-	-	-	-	127,757	-	-
Debt extinguishment costs	-	-	-	-	-	-	-	-	-	-	291
Selling, general and administrative	13,730	16,085	24,226	34,830	39,380	49,889	61,971	80,521	85,586	79,717	82,035
Interest expense	11,658	18,039	20,303	24,037	30,400	25,167	37,068	57,811	74,581	77,863	84,291
Other income, net	(22)	(1,430)	(1,208)	(314)	(392)	(35)	(9,481)	(74)	(1,391)	(2,594)	(4,384)
Provision for income taxes	272	555	541	680	918	945	1,506	1,313	1,035	1,412	3,382
Gross margin[1]	**61,609**	**90,149**	**98,249**	**113,394**	**145,349**	**204,333**	**264,148**	**342,998**	**398,316**	**352,949**	**328,148**
Cap on operating costs provided by AROC	8,618	12,480	7,246	21,404	26,492	16,562	12,382	2,536	-	-	-
Cap on selling, general and administrative costs provided by AROC	283	120	552	3,316	5,905	8,196	12,798	11,314	-	-	-
Non-cash selling, general and administrative costs	3,184	(2,090)	811	1,209	532	797	1,174	1,376	1,059	1,203	1,062
Expensed acquisition costs (in Other (income) expense, net)	-	-	803	356	514	695	821	2,471	302	523	-
Plus: Non-recurring cash selling, general and administrative reimbursement[2]	(848)	-	-	-	-	-	-	-	-	-	-
Less: Selling, general and administrative	(13,730)	(16,085)	(24,226)	(34,830)	(39,380)	(49,889)	(61,971)	(80,521)	(85,586)	(79,717)	(82,035)
Less: Other income, net	22	1,430	1,208	314	392	35	9,481	74	1,391	2,594	4,384
EBITDA, as adjusted[1]	**59,138**	**86,004**	**84,643**	**105,163**	**139,804**	**180,729**	**238,833**	**280,248**	**315,482**	**277,552**	**251,559**
Less: Provision for income taxes	(272)	(555)	(541)	(680)	(918)	(945)	(1,506)	(1,313)	(1,035)	(1,412)	(3,382)
Less: Gain on sale of property, plant and equipment (in Other income, net)	-	(1,435)	(2,011)	(667)	(919)	(689)	(10,140)	(2,466)	(1,747)	(3,585)	(4,262)
Less: loss on non-cash consideration in March 2016 acquisition										635	-
Less: Cash interest expense	(11,258)	(17,567)	(19,697)	(21,087)	(18,822)	(22,761)	(32,810)	(53,525)	(70,181)	(73,594)	(76,505)
Less: Maintenance capital expenditures	(7,079)	(9,451)	(12,585)	(15,898)	(28,861)	(38,368)	(41,401)	(45,316)	(51,829)	(23,900)	(30,271)
Distributable cash flow[1]	**$ 40,529**	**$ 56,996**	**$ 49,809**	**$ 66,831**	**$ 90,284**	**$ 117,966**	**$ 152,976**	**$ 177,628**	**$ 190,690**	**$ 175,696**	**$ 137,139**
Distributions declared to all unitholders for the period, including incentive distribution rights	$ 24,575	$ 34,164	$ 39,404	$ 54,913	$ 74,214	$ 91,617	$ 112,705	$ 136,829	$ 154,349	$ 71,646	$ 80,497
Distributable cash flow coverage[3]	1.65x	1.67x	1.26x	1.22x	1.22x	1.29x	1.36x	1.30x	1.24x	2.45x	1.70x
Distributable cash flow coverage (without the benefit of the cost caps)[3,4]	1.29x	1.30x	1.07x	0.77x	0.78x	1.02x	1.13x	1.20x	1.24x	2.45x	1.70x
EBITDA, as adjusted[1]	$ 59,138	$ 86,004	$ 84,643	$ 105,163	$ 139,804	$ 180,729	$ 238,833	$ 280,248	$ 315,482	$ 277,552	$ 251,559
Less: Cap on operating and selling, general and administrative costs provided by AROC	(8,901)	(12,600)	(7,798)	(24,720)	(32,397)	(24,758)	(25,180)	(13,850)	-	-	-
EBITDA, as adjusted (without the benefit of the cost caps)[1,4]	**$ 50,237**	**$ 73,404**	**$ 76,845**	**$ 80,443**	**$ 107,407**	**$ 155,971**	**$ 213,653**	**$ 266,398**	**$ 315,482**	**$ 277,552**	**$ 251,559**
Distributable cash flow[1]	$ 40,529	$ 56,996	$ 49,809	$ 66,831	$ 90,284	$ 117,966	$ 152,976	$ 177,628	$ 190,690	$ 175,696	$ 137,139
Less: Cap on operating and selling, general and administrative costs provided by AROC	(8,901)	(12,600)	(7,798)	(24,720)	(32,397)	(24,758)	(25,180)	(13,850)	-	-	-
Distributable cash flow (without the benefit of the cost caps)[1,4]	**$ 31,628**	**$ 44,396**	**$ 42,011**	**$ 42,111**	**$ 57,887**	**$ 93,208**	**$ 127,796**	**$ 163,778**	**$ 190,690**	**$ 175,696**	**$ 137,139**

[1] See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps).

[2] Consists of a cash reimbursement from Archrock of non-cash merger-related expenses incurred by Archrock Partners.

[3] Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distributions rights.

[4]Provisions in the Omnibus Agreement that provided caps on Archrock Partners' obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from Archrock Partners' previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners' consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods.

35

Addendum I-G

© 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures
Archrock Partners, L.P.

($ in thousands)	1Q 11	2Q 11	3Q 11	4Q 11	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Net income (loss)	$ 223	$ (1,938)	$ 3,253	$ 4,515	$ 4,505	$ (19,050)	$ 10,380	$ 14,674	$ 14,733	$ 27,896	$ 10,035	$ 11,359
Depreciation and amortization	14,149	15,459	19,087	19,235	20,362	22,788	21,930	23,218	22,706	27,030	27,158	26,817
Long-lived asset impairment	-	305	384	371	805	28,122	-	633	1,540	925	784	2,101
Restructuring charges	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Selling, general and administrative	10,216	9,927	10,594	8,643	12,222	13,450	11,762	12,455	12,607	15,203	16,948	17,213
Interest expense	7,075	7,553	7,860	7,912	5,882	6,399	6,465	6,421	7,424	10,299	9,735	9,610
Other (income) expense, net	(221)	455	(338)	(288)	527	(261)	(137)	(164)	(407)	(7,270)	(639)	(1,165)
Provision for (benefit from) income taxes	235	256	242	185	281	277	272	115	407	561	309	229
Gross margin[1]	31,677	32,017	41,082	40,573	44,584	51,725	50,672	57,352	59,010	74,644	64,330	66,164
Cap on operating costs provided by Archrock ("AROC")	6,877	8,349	6,193	5,073	5,323	3,511	5,841	1,886	3,503	1,729	3,212	3,938
Cap on selling, general and administrative costs provided by AROC	2,252	1,851	1,802	-	2,482	2,810	1,090	1,815	1,854	2,368	4,164	4,412
Non-cash selling, general and administrative costs	364	153	(207)	222	345	140	172	140	253	335	285	301
Expensed acquisition costs (in Other (income) expense, net)	-	514	-	-	695	-	-	-	575	-	-	246
Less: Selling, general and administrative	(10,216)	(9,927)	(10,594)	(8,643)	(12,222)	(13,450)	(11,762)	(12,455)	(12,607)	(15,203)	(16,948)	(17,213)
Less: Other income (expense), net	221	(455)	338	288	(527)	261	137	164	407	7,270	639	1,165
EBITDA, as adjusted[1]	31,175	32,502	38,614	37,513	40,680	44,997	46,150	48,902	52,995	71,143	55,682	59,013
Less: (Provision for) benefit from income taxes	(235)	(256)	(242)	(185)	(281)	(277)	(272)	(115)	(407)	(561)	(309)	(229)
Less: Gain on sale of property, plant and equipment (in Other (income) expense, net)	(212)	(115)	(319)	(273)	(174)	(244)	(127)	(144)	(935)	(7,249)	(614)	(1,342)
Less: Loss on non-cash consideration in March 2016 Acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Less: Cash interest expense	(4,207)	(4,652)	(4,951)	(5,012)	(5,208)	(5,718)	(5,905)	(5,930)	(6,198)	(9,036)	(8,802)	(8,774)
Less: Maintenance capital expenditures	(5,457)	(8,454)	(7,382)	(7,568)	(8,117)	(11,416)	(10,345)	(8,490)	(8,349)	(9,558)	(12,675)	(10,819)
Distributable cash flow[1]	$ 21,064	$ 19,025	$ 25,720	$ 24,475	$ 26,900	$ 27,342	$ 29,501	$ 34,223	$ 37,106	$ 44,739	$ 33,282	$ 37,849
Distributions declared to all unitholders for the period, including incentive distribution rights	$ 16,243	$ 19,061	$ 19,322	$ 19,581	$ 22,480	$ 22,762	$ 23,044	$ 23,331	$ 27,598	$ 27,927	$ 28,340	$ 28,840
Distributable cash flow coverage[2]	1.30x	1.00x	1.33x	1.25x	1.20x	1.20x	1.28x	1.47x	1.34x	1.60x	1.17x	1.31x
Distributable cash flow coverage (without the benefit of the cost caps)[2,3]	0.73x	0.46x	0.92x	0.99x	0.85x	0.92x	0.98x	1.31x	1.15x	1.46x	0.91x	1.02x
EBITDA, as adjusted[1]	$ 31,175	$ 32,502	$ 38,614	$ 37,513	$ 40,680	$ 44,997	$ 46,150	$ 48,902	$ 52,995	$ 71,143	$ 55,682	$ 59,013
Less: Cap on operating and selling, general and administrative costs provided by AROC	(9,129)	(10,200)	(7,995)	(5,073)	(7,805)	(6,321)	(6,931)	(3,701)	(5,357)	(4,097)	(7,376)	(8,350)
EBITDA, as adjusted (without the benefit of the cost caps)[1,3]	$ 22,046	$ 22,302	$ 30,619	$ 32,440	$ 32,875	$ 38,676	$ 39,219	$ 45,201	$ 47,638	$ 67,046	$ 48,306	$ 50,663
Distributable cash flow[1]	$ 21,064	$ 19,025	$ 25,720	$ 24,475	$ 26,900	$ 27,342	$ 29,501	$ 34,223	$ 37,106	$ 44,739	$ 33,282	$ 37,849
Less: Cap on operating and selling, general and administrative costs provided by AROC	(9,129)	(10,200)	(7,995)	(5,073)	(7,805)	(6,321)	(6,931)	(3,701)	(5,357)	(4,097)	(7,376)	(8,350)
Distributable cash flow (without the benefit of the cost caps)[1,3]	$ 11,935	$ 8,825	$ 17,725	$ 19,402	$ 19,095	$ 21,021	$ 22,570	$ 30,522	$ 31,749	$ 40,642	$ 25,906	$ 29,499

[1] See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps).

[2] Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights.

[3] Provisions in the Omnibus Agreement that provided caps on Archrock Partners' obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from Archrock Partners' previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners' consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods.

36

Addendum I-H

© 2018 Archrock, Inc. All rights reserved.

Non-GAAP Financial Measures

Archrock Partners, L.P.

($ in thousands)	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	Q3 16	Q4 16
Net income (loss)	$ 6,939	$ 17,752	$ 18,103	$ 18,925	$ 20,085	$ 22,327	$ 11,498	$ (137,935)	$ 520	$ 3,311	$ (567)	$ (14,021)
Depreciation and amortization	27,921	31,708	33,598	34,969	36,105	39,487	40,262	39,932	39,237	38,627	38,087	37,790
Long-lived asset impairment	2,486	1,991	3,558	4,775	3,484	1,826	7,163	26,514	6,315	8,283	7,909	23,751
Restructuring charges	379	198	125	-	-	-	-	-	4,139	1,208	1,946	16
Goodwill impairment	-	-	-	-	-	-	-	127,757	-	-	-	-
Selling, general and administrative	19,376	19,047	20,734	21,364	21,169	20,721	20,729	22,967	23,679	19,741	17,917	18,380
Interest expense	9,689	14,756	16,141	17,225	17,832	19,082	19,048	18,619	18,742	19,313	20,034	19,774
Other (income) expense, net	871	(134)	(649)	(162)	(191)	(1,512)	585	(273)	838	72	(890)	(2,614)
Provision for (benefit from) income taxes	182	541	(299)	889	643	(72)	131	333	94	187	188	943
Gross margin[1]	**67,843**	**85,859**	**91,311**	**97,985**	**99,127**	**101,859**	**99,416**	**97,914**	**93,564**	**90,742**	**84,624**	**84,019**
Cap on operating costs provided by Archrock ("AROC")	2,536	-	-	-	-	-	-	-	-	-	-	-
Cap on selling, general and administrative costs provided by AROC	3,620	1,399	2,685	3,610	-	-	-	-	199	-	-	-
Non-cash selling, general and administrative costs	756	218	348	54	592	247	98	122	-	281	323	400
Expensed acquisition costs (in Other (income) expense, net)	1,544	-	866	61	-	302	-	-	172	-	-	351
Less: Selling, general and administrative	(19,376)	(19,047)	(20,734)	(21,364)	(21,169)	(20,721)	(20,729)	(22,967)	(23,679)	(19,741)	(17,917)	(18,380)
Less: Other income (expense), net	(871)	134	649	162	191	1,512	(585)	273	(838)	(72)	890	2,614
EBITDA, as adjusted[1]	**56,052**	**68,563**	**75,125**	**80,508**	**78,741**	**83,199**	**78,200**	**75,342**	**69,418**	**71,210**	**67,920**	**69,004**
Less: (Provision for) benefit from income taxes	(182)	(541)	299	(889)	(643)	72	(131)	(333)	(94)	(187)	(188)	(943)
Less: Gain on sale of property, plant and equipment (in Other (income) expense, net)	(673)	(170)	(1,414)	(209)	(280)	(1,782)	566	(251)	53	103	(795)	(2,946)
Less: Loss on non-cash consideration in March 2016 Acquisition	-	-	-	-	-	-	-	-	635	-	-	-
Less: Cash interest expense	(8,838)	(13,563)	(14,962)	(16,162)	(16,768)	(17,893)	(17,780)	(17,740)	(18,018)	(18,527)	(18,449)	(18,600)
Less: Maintenance capital expenditures	(10,216)	(11,896)	(13,366)	(9,838)	(10,079)	(15,294)	(15,691)	(10,765)	(8,047)	(5,878)	(4,785)	(5,190)
Distributable cash flow[1]	**$ 36,143**	**$ 42,393**	**$ 45,682**	**$ 53,410**	**$ 50,971**	**$ 48,302**	**$ 45,164**	**$ 46,254**	**$ 43,947**	**$ 46,721**	**$ 43,703**	**$ 41,325**
Distributions declared to all unitholders for the period, including incentive distribution rights	$ 33,093	$ 33,649	$ 34,764	$ 35,323	$ 35,903	$ 39,084	$ 39,682	$ 39,680	$ 17,513	$ 17,513	$ 17,513	$ 19,107
Distributable cash flow coverage[2]	1.09x	1.26x	1.31x	1.51x	1.42x	1.24x	1.14x	1.17x	2.51x	2.67x	2.50x	2.16x
Distributable cash flow coverage (without the benefit of the cost caps)[2,3]	0.91x	1.22x	1.24x	1.41x	1.42x	1.24x	1.14x	1.17x	2.51x	2.67x	2.50x	2.16x
EBITDA, as adjusted[1]	$ 56,052	$ 68,563	$ 75,125	$ 80,508	$ 78,741	$ 83,199	$ 78,200	$ 75,343	$ 69,418	$ 71,210	$ 67,920	$ 69,004
Less: Cap on operating and selling, general and administrative costs provided by AROC	(6,156)	(1,399)	(2,685)	(3,610)	-	-	-	-	-	-	-	-
EBITDA, as adjusted (without the benefit of the cost caps)[1,3]	**$ 49,896**	**$ 67,164**	**$ 72,440**	**$ 76,898**	**$ 78,741**	**$ 83,199**	**$ 78,200**	**$ 75,342**	**$ 69,418**	**$ 71,210**	**$ 67,920**	**$ 69,004**
Distributable cash flow[1]	$ 36,143	$ 42,393	$ 45,682	$ 53,410	$ 50,971	$ 48,302	$ 45,164	$ 46,253	$ 43,947	$ 46,721	$ 43,703	$ 41,325
Less: Cap on operating and selling, general and administrative costs provided by AROC	(6,156)	(1,399)	(2,685)	(3,610)	-	-	-	-	-	-	-	-
Distributable cash flow (without the benefit of the cost caps)[1,3]	**$ 29,987**	**$ 40,994**	**$ 42,997**	**$ 49,800**	**$ 50,971**	**$ 48,302**	**$ 45,164**	**$ 46,253**	**$ 43,947**	**$ 46,721**	**$ 43,703**	**$ 41,325**

[1] See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps).

[2] Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights.

[3] Provisions in the Omnibus Agreement that provided caps on Archrock Partners' obligation to reimburse us for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from Archrock Partners' previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of Archrock Partners' consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods.

37

© 2018 Archrock, Inc. All rights reserved.

Addendum I-H (Continued)

Non-GAAP Financial Measures
Archrock Partners, L.P.

($ in thousands)	1Q 17	2Q 17[4]	3Q 17	4Q 17
Net income (loss)	$ (4,316)	$ 5,275	$ (4,013)	$ 2,633
Depreciation and amortization	36,885	36,275	35,787	34,901
Long-lived asset impairment	6,210	3,081	5,368	4,447
Restructuring charges	-	-	-	-
Goodwill impairment	-	-	-	-
Selling, general and administrative	20,311	18,303	20,711	22,710
Interest expense	20,223	21,299	21,839	20,930
Debt extinguishment costs	291	-	-	-
Other (income) expense, net	112	(933)	(2,793)	(770)
Provision for (benefit from) income taxes	1,302	960	708	412
Gross margin[1]	**81,018**	**84,260**	**77,607**	**85,263**
Cap on operating costs provided by AROC	-	-	-	-
Cap on selling, general and administrative costs provided by AROC	-	-	-	-
Non-cash selling, general and administrative costs	520	37	196	309
Expensed acquisition costs (in Other (income) expense, net)	-	-	-	-
Less: Selling, general and administrative	(20,311)	(18,303)	(20,711)	(22,710)
Less: Other income (expense), net	(112)	933	2,793	770
EBITDA, as adjusted[1]	**61,115**	**66,927**	**59,885**	**63,632**
Less: (Provision for) benefit from income taxes	(1,302)	(960)	(708)	(412)
Less: Gain on sale of property, plant and equipment (in Other (income) expense, net)	148	(907)	(2,759)	(744)
Less: Loss on non-cash consideration in March 2016 Acquisition	-	-	-	-
Less: Cash interest expense	(18,254)	(19,659)	(19,262)	(19,330)
Less: Maintenance capital expenditures	(7,275)	(6,320)	(7,347)	(9,329)
Distributable cash flow[1]	**$ 34,432**	**$ 39,081**	**$ 29,809**	**$ 33,817**
Distributions declared to all unitholders for the period, including incentive distribution rights	$ 19,101	$ 19,121	$ 20,459	$ 20,455
Distributable cash flow coverage[2]	1.80x	2.04x	1.46x	1.65x
Distributable cash flow coverage (without the benefit of the cost caps)[2,3]	1.80x	2.04x	1.46x	1.65x
EBITDA, as adjusted[1]	$ 61,115	$ 66,927	$ 59,885	$ 63,632
Less: Cap on operating and selling, general and administrative costs provided by AROC	-	-	-	-
EBITDA, as adjusted (without the benefit of the cost caps)[1,3]	**$ 61,115**	**$ 66,927**	**$ 59,885**	**$ 63,632**
Distributable cash flow[1]	$ 34,432	$ 39,081	$ 29,809	$ 33,817
Less: Cap on operating and selling, general and administrative costs provided by AROC	-	-	-	-
Distributable cash flow (without the benefit of the cost caps)[1,3]	**$ 34,432**	**$ 39,081**	**$ 29,809**	**$ 33,817**

[1] See Addendum I-A for information on gross margin, EBITDA, as adjusted, EBITDA, as adjusted (without the benefit of the cost caps), distributable cash flow and distributable cash flow (without the benefit of the cost caps).

[2] Defined as distributable cash flow divided by distributions declared to all unit holders for the period, including incentive distribution rights.

[3] Provisions in the Omnibus Agreement that provided caps on our obligation to reimburse Archrock for operating and SG&A expenses terminated on January 1, 2015. Excluding the benefit of the cost caps from our previously defined non-GAAP measures of EBITDA, as adjusted, and distributable cash flow provides external users of our consolidated financial statements comparable measures to assess operating performance in the current year period with operating performance in the prior year periods.

[4] Excludes impact of Q2-17 distribution paid on the sale of 4,600,000 common units priced on August 3, 2017.

38

© 2018 Archrock Partners, L.P. All rights reserved.

Addendum I-H (Continued)

Non-GAAP Financial Measures Archrock Partners, L.P. 39 1 See Addendum I-A for information on gross margin and gross margin percentage. Addendum I-I © 2018 Archrock Partners, L.P. All rights reserved.